Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 22 DATED NOVEMBER 16, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Potential Investments

Hunters Ridge – East Lansing, Michigan

There is a reasonable probability that we may acquire an approximately $3,500,000 to $5,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Hunters Ridge, an 170-unit, Class B apartment community (the “Property”) in East Lansing, Michigan, which city is located in the Lansing-East Lansing, Michigan Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction. In addition, Jilliene Helman, our chief executive officer and our Manager’s chief executive officer, intends to make a direct co-investment of $50,000 in connection with the acquisition of the Property and will be entitled to certain rights and fees in connection with such co-investment. As a result of any conflicts of interest associated with such potential co-investment, Ms. Helman will not participate in any determination regarding the approval of the Equity Investment.

Built in 2004, the Property consists of 170 residential units, including six one-bedroom, 156 two-bedroom, and eight three-bedroom units. The seller of the Property has renovated 38 units to date with updated counters, cabinets, bathrooms, flooring, and appliances. The business plan is to continue similar renovations for the remaining 132 units. RM Communities also plans to upgrade the Property by adding a valet trash program to provide an amenity that better competes with new product in this submarket. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket. We also believe that the Equity Investment will benefit from assumable debt financing.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.